Sandler O’Neill + Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, NY 10020

September 12, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	FVCBankcorp, Inc. Registration Statement on Form S-1 Registration No. 333-226942

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters of FVCBankcorp, Inc.’s proposed initial public offering of its common stock, hereby joins FVCBankcorp, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on Thursday, September 13, 2018, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that approximately 755 copies of the Preliminary Prospectus, dated September 7, 2018, were distributed by the underwriters from September 7, 2018 through the date hereof.

The undersigned confirms that it has complied with and will continue to comply with, and has been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

SANDLER O’NEILL + PARTNERS, L.P.
as Representative of the several Underwriters

By:	Sandler O’Neill + Partners Corp.,
the sole general partner

By:	/s/ Jennifer Docherty
Name: Jennifer Docherty
Title: Authorized Signatory